UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Legacy Education Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

52474R 207

(CUSIP Number)

October 4, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Robert deRose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,000 (1)
	6	SHARED VOTING POWER 1,176,344 (2)
	7	SOLE DISPOSITIVE POWER 51,000 (1)
	8	SHARED DISPOSITIVE POWER 1,176,344 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,344 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.30% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON IN

(1) Represents (i) 1,000 shares of common stock held by the Robert deRose IRA and (ii) options to purchase up to 50,000 shares of common stock held by Robert deRose.

(2) Represents (i) 1,077,974 shares of common stock held by the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and (ii) 98,370 shares of common stock held by the Allison M. deRose Trust DTD 5/29/1991. Robert deRose and his spouse, Susan deRose, are the Co-Trustees of the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and the Allison M. deRose Trust DTD 5/29/1991.

(3) Excludes 1,000 shares of common stock held by the Susan deRose – IRA BDA. Robert deRose disclaims beneficial ownership in the securities held by the Susan deRose - IRA BDA except to the extent of any pecuniary interest therein.

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Susan deRose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000 (1)
	6	SHARED VOTING POWER 1,176,344 (2)
	7	SOLE DISPOSITIVE POWER 1,000 (1)
	8	SHARED DISPOSITIVE POWER 1,176,344 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,344 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.92% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON IN

(1) Represents 1,000 shares of common stock held by the Susan deRose – IRA BDA.

(2) Represents (i) 1,077,974 shares of common stock held by the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and (ii) 98,370 shares of common stock held by the Allison M. deRose Trust DTD 5/29/1991. Susan deRose and her spouse, Robert deRose, are the Co-Trustees of the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and the Allison M. deRose Trust DTD 5/29/1991.

(3) Excludes (i) 1,000 shares of common stock held by the Robert deRose IRA and (ii) options to purchase up to 50,000 shares of common stock held by Robert deRose. Susan deRose disclaims beneficial ownership in the securities held by Robert deRose and the Robert deRose IRA except to the extent of any pecuniary interest therein.

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,077,974 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,077,974 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,974 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.08% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON OO

(1) Susan deRose and her spouse, Robert deRose, are the Co-Trustees of the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986.

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Allison M. deRose Trust DTD 5/29/1991
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 98,370 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 98,370 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,370 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.83% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON OO

(1) Susan deRose and her spouse, Robert deRose, are the Co-Trustees of the Allison M. deRose Trust DTD 5/29/1991.

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Robert deRose IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON OO

(1) Susan deRose disclaims beneficial ownership in the securities held by the Robert deRose IRA except to the extent of any pecuniary interest therein.

CUSIP NO. 52474R 207

1	NAMES OF REPORTING PERSONS Susan deRose - IRA BDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024
12	TYPE OF REPORTING PERSON OO

(1) Robert deRose disclaims beneficial ownership in the securities held by the Susan deRose - IRA BDA except to the extent of any pecuniary interest therein.

Item 1(a).	Name of Issuer.

Legacy Education Inc, a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The principal executive office of the Issuer is located at 701 W Avenue K, Suite 123, Lancaster, CA 93534.

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of Robert deRose, Susan deRose, Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986, Allison M. deRose Trust DTD 5/29/1991, Robert deRose IRA, and Susan deRose - IRA BDA. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The principal business address of each Reporting Person is P.O. Box 8167, Rancho Santa Fe, CA 92067.

Item 2(c).	Citizenship.

Each of Robert deRose and Susan deRose are citizens of the United States. Each of Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986, Allison M. deRose Trust DTD 5/29/1991, Robert deRose IRA and Susan deRose - IRA BDA was formed in the state of California.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

52474R 207

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a) Amount beneficially owned: 1,228,344 (1)(4)

(b) Percent of class: 10.31% based on 11,867,162 shares of the Issuer’s common stock outstanding as of October 4, 2024

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: (2)(4)

(ii) Shared power to vote or to direct the vote: (3)(4)

(iii) Sole power to dispose or to direct the disposition of: (2)(4)

(iv) Shared power to dispose or to direct the disposition of: (3)(4)

(1) Represents (i) 1,000 shares of common stock held by the Robert deRose IRA, (ii) 1,077,974 shares of common stock held by the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986, (iii) 98,370 shares of common stock held by the Allison M. deRose Trust DTD 5/29/1991, (iv) 1,000 shares of common stock held by the Susan deRose – IRA BDA and (v) options to purchase up to 50,000 shares of common stock held by Robert deRose. Robert deRose and his spouse, Susan deRose, are the Co-Trustees of the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and the Allison M. deRose Trust DTD 5/29/1991.

(2) Robert deRose has the sole power to vote or to direct the vote and power to dispose or to direct the disposition of 51,000 shares of common stock which represents (i) options to purchase up to 50,000 shares of common stock held by Robert deRose and (ii) 1,000 shares of common stock held by the Robert deRose IRA. Susan deRose has the sole power to vote or to direct the vote and power to dispose or to direct the disposition of 1,000 shares of common stock held by the Susan deRose – IRA BDA. Each of Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986, Allison M. deRose Trust DTD 5/29/1991, Robert deRose IRA, and Susan deRose – IRA BDA have the sole power to vote or to direct the vote and power to dispose or to direct the disposition of 0 shares of common stock.

(3) Each of Robert deRose and Susan deRose have the shared power to vote or to direct the vote and power to dispose or to direct the disposition of 1,176,344 shares of common stock which represents (i) 1,077,974 shares of common stock held by the Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 and (ii) 98,370 shares of common stock held by the Allison M. deRose Trust DTD 5/29/1991. Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986 has the shared power to vote or to direct the vote and power to dispose or to direct the disposition of 1,077,974 shares of common stock. Allison M. deRose Trust DTD 5/29/1991 has the shared power to vote or to direct the vote and power to dispose or to direct the disposition of 98,370 shares of common stock. Robert deRose IRA has the shared power to vote or to direct the vote and power to dispose or to direct the disposition of 1,000 shares of common stock. Susan deRose – IRA BDA has the shared power to vote or to direct the vote and power to dispose or to direct the disposition of 1,000 shares of common stock.

(4) Robert deRose disclaims beneficial ownership in the securities held by the Susan deRose - IRA BDA except to the extent of any pecuniary interest therein. Susan deRose disclaims beneficial ownership in the securities held by Robert deRose and the Robert deRose IRA except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

Robert deRose

/s/ Robert deRose

Susan deRose

/s/ Susan deRose

Robert D. deRose & Susan deRose Family Trust DTD 11/18/1986

By:	/s/ Robert deRose
Name:	Robert deRose
Title:	Co-Trustee

By:	/s/ Susan deRose
Name:	Susan deRose
Title:	Co-Trustee

Allison M. deRose Trust DTD 5/29/1991

By:	/s/ Robert deRose
Name:	Robert deRose
Title:	Co-Trustee

By:	/s/ Susan deRose
Name:	Susan deRose
Title:	Co-Trustee

Robert deRose IRA

By:	/s/ Robert deRose
Name:	Robert deRose
Title:	Trustee

Susan deRose – IRA BDA

By:	/s/ Susan deRose
Name:	Susan deRose
Title:	Trustee

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